Filed Pursuant to Rule 424(b)(3)
Registration No. 333-266420
Prospectus Supplement
(to Prospectus dated July 29, 2022 as supplemented March 3, 2025)

This prospectus supplement is being filed to update and supplement the information contained in our prospectus dated July 29, 2022 (as supplemented by the prospectus supplement thereto dated March 3, 2025, the “Prospectus”), with the following information. Capitalized but undefined terms have the meanings ascribed to such terms in the Prospectus.
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Pursuant to the terms and subject to the conditions of the Offer to Exercise Warrants to Purchase Common Stock of Occidental Petroleum Corporation, dated March 3, 2025 (the “Offer to Exercise”), included as Exhibit (a)(1)(B) to our Schedule TO filed with the U.S. Securities and Exchange Commission on the date hereof, we are offering to holders of our outstanding publicly traded warrants (the “Warrants”), each exercisable for one share of our common stock, par value $0.20 per share (“Common Stock”), at an exercise price of $22.00, the opportunity to exercise such Warrants at a temporarily reduced exercise price of $21.30 per Warrant. During the offer period under the Offer to Exercise, holders of the Warrants may exercise their Warrants at the temporarily reduced exercise price through the procedures described in the Offer to Exercise or holders of Warrants may exercise such Warrants at the initial exercise price of $22.00 per Warrant following the procedures set forth in the warrant agreement, dated as of July 24, 2020, by and between the Company and Equiniti Trust Company, LLC, as Warrant Agent (as amended, the “Warrant Agreement”), and instruct Equiniti Trust Company, LLC, as the depositary agent and our warrant and transfer agent (the “Depositary Agent”), to issue the shares of Common Stock purchased pursuant to such Warrants to you or your broker or nominee in book-entry form. Pursuant to the Offer to Exercise, the opportunity to exercise the Warrants at the temporarily reduced exercise price will be available until 5:00 p.m. (Eastern Time) on March 31, 2025 (the “Expiration Date”), subject to extension in our discretion as described in the Offer to Exercise. Following the Expiration Date, holders of the Warrants may no longer exercise the Warrants at the temporarily reduced exercise price of $21.30 per Warrant.
Accordingly, all references in the Prospectus indicating that the exercise price of the Warrants is $22.00 per Warrant shall temporarily reflect an exercise price of $21.30 per Warrant through the Expiration Date, unless such holder elects to exercise their Warrants at the initial exercise price of $22.00 per Warrant following the procedures set forth in the Warrant Agreement and instruct the Depositary Agent to issue the shares of Common Stock purchased pursuant to such Warrant exercises to you or your broker or nominee in book-entry form.
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This prospectus supplement updates and supplements the information in the Prospectus and should be read in conjunction with the Prospectus, including any amendments or supplements thereto. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.
Our Common Stock and Warrants are listed on the New York Stock Exchange (the “NYSE”) under the symbols “OXY” and “OXY WS,” respectively. On February 28, 2025, the last reported sale price for our Common Stock on the NYSE was $48.84.
Investing in our Common Stock involves risks. See “Risk Factors” beginning on page S-3 and page 5 of the Prospectus and other information included or incorporated by reference into the Prospectus.
Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is March 3, 2025.